SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of:  November 19, 2010

Commission File Number 001-32500

TANZANIAN ROYALTY EXPLORATION CORPORATION

(Registrant's name)

404-1688 152nd Street

South Surrey, BC  V4A 4N2

Canada

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's News Release dated November 19, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Royalty Exploration Corporation

(Registrant)

“James E. Sinclair”

Date:   November 19, 2010

James E. Sinclair, Chief Executive Officer

Exhibit 1

Connecticut Office:

Form 20-F, File No. 001-32500

93 Benton Hill Road

Trade Symbol:

Sharon, CT  06069

TSX: TNX

Tel:  (860) 364-1830

NYSE Amex Equities:  TRE

Fax:  (860) 364-0673

South Surrey Office:

Suite 404  1688 152nd Street

South Surrey, BC  V4A 4N2

Toll Free: 1-800-811-3855

Email:  investors@TanzanianRoyaltyExploration.com

Tel: (604) 536-7873

Website:  www.TanzanianRoyaltyExploration.com

Fax: (604) 536-2529

News Release – November 19, 2010

Tanzanian Royalty Announces High Grade Gold Results From 1.2 Mile Long Quartz Rubble Bed on Lunguya Mining Licenses

Tanzanian Royalty Exploration Corporation is pleased to announce that extremely positive results have been received from laboratory test work on surface gravels collected from its recently acquired Lunguya Primary Mining Licenses (PMLs) in northern Tanzania.

The laboratory test work was intended to establish the mineralogical (physical) characteristics of gold contained within an extensive auriferous (gold bearing) quartz rubble bed identified at Lunguya, along with suitable gravity-based recovery methods to extract gold from the gravels which are essentially broken and fractured surface rock.

The newly acquired licenses are associated with the Company's Lunguya Gold Project which is situated within the Kahama District of the United Republic of Tanzania.

In July 2010, the Company acquired two active PMLs that now form the core of its Lunguya Gold Prospect. Preliminary fieldwork on these PMLs has thus far established the presence of a substantial gold-mineralized surface quartz rubble bed along a strike length of 2,000 metres (1.2 miles) with an average width of 200 metres. These type beds are often associated with major gold deposits in the Lake Victoria Greenstone Belt of Tanzania.

The objectives for the laboratory test work were threefold: Conduct a grade analysis based on the size of the gravel particles in order to establish the average gold grade and distribution of gold values relative to the particle sizes of the gravels; the second was to understand the mineralogical associations of the gold mineralization (i.e. physical attributes of the gold-bearing minerals); while the third objective was to understand the nature and mode of occurrence (including the size fractions in which most of the gold occurs) of the gravity-recoverable gold in the sample material. Results from this work will assist with the preliminary establishment of cost effective methods to recover gold from this potentially economic rubble deposit.

The Company’s immediate plans are to conduct further detailed evaluation of this quartz rubble zone through close-spaced pitting and trenching (bulk sampling) and Reverse Circulation (RC) drilling for reef and resource definition purposes.

Highlights from the metallurgical test work on the bulk sample include:

1.     Chemical analysis of sample material returned values of 3.58g/t, 5.75g/t, 2.33g/t and 3.31g/t,  giving an average “head grade” for gold of 3.74g/t. (The “head grade” refers to the average grade of the material submitted for processing and analysis).

2.     Gold grading analysis for sample material with a head grade of 3.38g/t indicated the presence of substantial gold in all size fractions (particle sizes). Significantly 26% of the gold was confined to the 25 micron fraction (a micron is one-millionth of a metre or approximately .00004 inch), 20% reported to the +25 to + 53 micron fraction, 12% reported to the +75 micron fraction, 28% reported to the +106 micron fraction and 14% to the + 212 micron fraction.  This is considered significant because free gold can lie in the finer size fractions and is amenable to concentration using enhanced gravity separation techniques.

As a matter of explanation, the distribution of gold based on particle size is of major importance in mineral processing. The behavior of particles in crushing and grinding circuits, concentration operations, and solid-liquid separations is strongly dependent on size. Determining the distribution of gold particles in their respective particle sizes facilitates the gold recovery process.

3.     Heavy Liquid Separation (HLS) analysis, a laboratory technique for separating gold particles by allowing them to settle through, or float above, a fluid of intermediate density,  indicated that the gold is significantly amenable to gravity upgrading with 55% of the gold and only 3% of the sample mass reporting to HLS sinks (i.e. settling through the intermediate density fluid).

4.     Gravity separation analysis indicated that a significant proportion of the gold is extractable using a Falcon Gravity Separator (an enhanced gravity separation device) with 54% of the gold and only 1.4% of the sample mass reporting to gravity concentrate.

5.      Mineralogical composition of the gold ore is 76% quartz, 13% kaolinite and minor amounts of feldspars, chlorite, muscovite and zircon. Sulphide mineralization associated with the gold includes trace amounts of pyrite, galena, bismuthinite, chalcopyrite/bornite and chalcocite. No refractory issues with respect to the ore grade mineralization have been identified.

6.    Analytical work on the gravity concentrate shows that up to 98% of the gold is native with variable amounts of silver-sulphide, silver-copper-sulphide and silver-telluride phases.

7.     Testing indicated that 97% of the gold in the gravity concentrate is well exposed and it is expected that intensive cyanidation of the gravity concentrate will lead to gold recoveries (from the concentrate) of up to 100%.

"The high grade nature of these loose rubble beds together with the relatively high degree of liberation and availability of the gold indicated by these results is highly encouraging to say the least," said Joseph Kahama, Tanzanian Royalty’s President.

"While the results of this early work cannot be considered definitive at this point, these tests have demonstrated that the Lunguya surface rubble zone assessed to date is amenable to producing economic gold recoveries using standard and basic gravity-based ore dressing processes that can then be further enhanced with other relevant chemical-based extractive technologies on the gravity concentrate."

Analysis

The preliminary, diagnostic metallurgical test work (SGS Mineralogical Report No: MIN0810/136) was completed on a composite bulk sample of surface rubble approximately 45kg in weight. The sample was stage-crushed to achieve 100% passing 1.7mm. 10kg of the crushed material of each sample was subsequently milled to 50% passing -75micron mesh. Grading analysis was conducted on a 500g split (of 50% -75microns) of which six size fractions (+212micron, -212/+106micron, -106/+75micron, -75/+53micron, -53/+25micron & -25micron) were individually produced and assayed independently. Concentrates and tailings from 2 x 4kg of each sample generated by gravity separation using a Falcon Gravity Separator were assayed in order to calculate the overall gold distribution.

Qualified Person(s)

The preliminary metallurgical test work program was conducted by Mineralogist L. L. Coetzee of SGS Laboratory in South Africa under the supervision of Senior Mineralogist Solly J. Theron. The planning, execution and monitoring of quality control programs at the Lunguya Gold project are under the supervision of Mr. Peter T. Zizhou, P.Geo. and Riaan Van der Weisterhuizen, Tanzanian Royalty’s Senior Vice President. Mr. Zizhou is a qualified person with SACNASP (Reg. No.400028/08) as defined by National Instrument 43-101. Tanzanian Royalty Exploration Corporation utilizes an industry standard protocol with respect to sampling procedures. Blanks and certified reference standards are inserted into the sample stream to monitor laboratory performance and duplicates of pulps and bulk rejects are also used to monitor laboratory performance.

Additional information and public documents about Tanzanian Royalty Exploration Corporation, including drill hole intercepts, drill collar maps, and images of 2007-2009 exploration activities, can be viewed at the Company's website www.TanzanianRoyaltyExploration.com.

Respectfully Submitted,

Joseph Kahama

Joseph Kahama

President

For further information, please contact Investor Relations at 1-800-811-3855

Visit our website:  www.TanzanianRoyaltyExploration.com

The Toronto Stock Exchange and NYSE Amex Equities have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this news release, such as “reserves”, “resources”, “geologic resources”, “proven”, “probable”, "measured", "indicated", or "inferred" which may not be consistent with the reserve definitions established by the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 001-32500.  You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml.

Certain information presented in this release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements.  Investors are referred to our description of the risk factors affecting the Company, as contained in our Form 20-F, File No. 001-32500, for more information concerning these risks, uncertainties, and other factors.